FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 15, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

April 14, 2004

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has released its BC Form 51-901F Third Quarter Report containing financial statements in Canadian funds, prepared without audit, in accordance with Canadian generally accepted accounting principles, for the nine months ended February 29, 2004 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report. Concurrently with this news release the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available upon request.

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

The Company's Pasco Canyon Project is an upper level, volcanic hosted epithermal gold system that is currently at a very early stage of exploration. During this quarter, fieldwork on the project included a continued surface evaluation and the completion of a ground magnetic survey over the property. A first phase drill program commenced in early April 2004. The objective of the drilling is to test range front, geological feeder structures and penetrate the lower levels of the mineralizing system.

At the Black Hills Project, exploration has been prioritized on a large zone of skarn mineralization that outcrops locally through cover on the eastern flanks of the mountain range. Mineralization consists of gold values associated with calc-silicate alteration formed in calcareous sediments on the contact of a granodiorite intrusive. The Company is currently looking for a joint venture partner to continue exploration.

The Company's Trend Project, consists of 137 mining claims abutting the southern end of Placer Dome/Kennecott's Cortez Joint Venture (Cortez JV) that is host to multiple gold deposits with reserves and resources totalling over 18 million ounces. The newly discovered Cortez Hills deposit, with a predicted gold resource exceeding eight million ounces, is located eight kilometers north of the Trend Project and another potentially important discovery, called ET Blue, lies six kilometers to the northeast. District geology data recently released by the Cortez JV supports the Company's belief that Trend lies on a structural trend with Cortez Hills and other deposits to the north and south. A significant enzyme leach soil anomaly suggesting underlying gold mineralization occurs on the Company's claims along this lineation. The Company is currently discussing joint venture opportunities at Trend with other companies.

In Nunavut Territory, the Company and Navigator Exploration Corp. have completed the 2003 field program on the Melville Diamond Project and initial results are anticipated shortly. During the 2003 field season a total of 245 surficial sediment (tills and streams) samples were obtained from the three properties with 32 taken from Gem, 107 from Sarcpa and 106 from Fury. Approximately 19,500 line kilometers of high resolution aeromagnetic data was also obtained over seven survey blocks within the Fury permits. Plans for further exploration of the properties will be developed once all results of the 2003 program are received, compiled and interpreted.

In Labrador, NDT holds a 6.55% interest in SVB Nickel Company Ltd. In 2002, Falconbridge completed significant work on South Voisey Bay Project with results being sufficiently encouraging that they continued their exploration into 2003. This work identified nine conductive trends, which were subject to geophysical follow-up to select targets for diamond drilling. Subsequent to target prioritization, a total of three holes, totalling 1,275 metres, were drilled in the north Gabbro. In general, drilling identified thicknesses of magmatic sulphides of sufficient conductance to explain the surface EM anomalies. The Company awaits Falconbridge's decision for 2004. Additionally, to the north of the SVB Nickel claims, NDT will continue to maintain its strategic land position in the Voisey's Bay District and monitor progress on Inco's developing Voisey Bay Project.

In northern Manitoba, the Company continued its planning for a winter exploration program on its Domain Project. The project covers a portion of a large greenstone belt that hosts gold bearing banded iron formations. Domain is situated approximately 120 kilometres southeast of Thompson and saw limited exploration work in the 1960's and 1980's as part of regional grass roots programs. This included air and ground magnetic and EM surveys that culminated in some preliminary target drilling.

In the third quarter, the Company commenced a program of geophysical surveying on the Domain Project. Ground magnetic and horizontal loop electromagnetic surveying will be completed over a 4.5 km segment of a regional magnetic trend previously shown in drill core to host multiple bands of gold bearing iron formation. The survey will be used to prioritize drill targets in the known areas of mineralization and also better prioritize unexplored areas known to have permissive geology.

In South America, the Company continues to hold its Magma Claims along the Esquel gold trend in Chubut, Argentina. The claims, totalling 5,000 hectares in two separate blocks, are situated within a much larger land position held by Meridian Gold Inc. and on trend with reported significant gold and silver resources. Meridian currently has the Esquel Project on hold pending resolution of local opposition to development, but continues to report a strong commitment to bringing the property into production. NDT will continue to hold its claims and monitor activities in the area

NDT continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

Results of Operations

During the current nine months, the Company sustained a loss of $400,030 or $0.01 per share, as compared to a loss of $726,990 or $0.03 per share for the same period in the 2003. The decrease in loss was due to less mineral property costs written-off (2004 - $162,627; 2003 - $420,847), a decrease in general and administrative costs (2004 - $260,494; 2003 - $306,652) and a decrease in the write-down of investments (2004 - $5,186; 2002 - $24,492).

Liquidity and Capital Resources:

During the current nine months, the Company's cash reserves decreased by $596,494 (2003 decrease - $794,913) resulting in a balance of $1,270,606 as at February 29, 2004 (balance at February 28, 2003 - $1,066,322). The Company spent $106,505 on its operating activities (2003- $282,243), $508,894 (2003 - $499,645) on investing activities including mineral property expenditures of $420,342 for deferred exploration costs and $86,526 for deferred acquisition costs. After adjusting cash and short-term investments for accounts receivable of $8,054 and accounts payable of $141,423, which included $15,336 due to Northair, the Company had net working capital of $1,137,237 as at February 29, 2004 (2003 - $1,056,235), including flow-through funds on hand of $636,426.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer NDT VENTURES LTD.	For Quarter Ended February 29, 2004	Date of Report YY/MM/DD 04/04/14
Issuer's Address 860 - 625 Howe Street Vancouver, B.C. V6C 2T6	Issuer's Fax No. (604) 689-5041	Issuer's Telephone No. (604) 687-7545
Contact Person Fred G. Hewett	Contact's Position President	Contact Telephone No. (604) 687-7545
Contact Email Address info@northair.com	Web Site Address www.northair.com/ndt

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature signed	Print Full Name Fred G. Hewett	Date Signed YY/MM/DD 04/04/14
Director's Signature signed	Print Full Name D. Bruce McLeod	Date Signed YY/MM/DD 04/04/14

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Interim Consolidated Balance Sheet
Prepared Without Audit - Canadian Funds

	February 29	February 28	May 31
	2004	2003	2003
ASSETS	$	$	$
CURRENT
Cash and short term deposits (Note 5 f))	1,270,606	1,066,322	1,867,100
Accounts receivable	8,054	13,183	13,501
	1,278,660	1,079,505	1,880,601
Exploration Expense Advance	-	-	42,218
Reclamation Bond	20,723	-	16,837
Mineral property costs (Note 3)	575,361	897,780	170,153
Investments (Note 2)	109,507	115,896	115,751
Mining Equipment (Note 4)	8,020	11,455	10,346
	1,992,271	2,104,636	2,235,906
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	126,087	9,824	7,965
Due to related parties (Note 6)	15,336	13,446	14,718
	141,423	23,270	22,683

SHAREHOLDERS' EQUITY
Share Capital (Note 5)	24,342,090	23,197,319	24,304,435
Deficit	(22,491,242)	(21,115,953)	(22,091,212)
	1,850,848	2,081,366	2,213,223
	1,992,271	2,104,636	2,235,906

ON BEHALF OF THE BOARD:

Fred. G. Hewett

_______________________, Director

D. Bruce McLeod

_______________________, Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Interim Consolidated Statement of Loss and Deficit
Prepared Without Audit - Canadian Funds

	For the Three Months Ended		For the Nine Months Ended
	February 29	February 28	February 29	February 28
	2004 - $	2003 - $	2004- $	2003 - $
General and Administrative Expenses
Administration fees	36,000	45,000	120,000	135,000
Regulatory compliance	5,705	21,387	39,809	44,781
Legal and accounting	528	9,092	24,263	28,424
Investor relations	7,793	5,721	23,929	14,328
Salaries	3,628	10,412	22,125	38,065
Promotions and travel	2,648	5,899	10,534	18,216
Office and sundry	2,349	5,682	8,910	15,157
Transfer agent fees	4,019	756	6,720	3,464
Amortization	776	1,109	2,328	3,326
Foreign exchange loss (gain)	(4,469)	8,126	1,876	5,891
Loss before the Undernoted	(58,977)	(113,184)	(260,494)	(306,652)
Write off of mineral costs	(49,825)	(34,794)	(162,627)	(420,847)
Write-down of investments	-	-	(5,186)	(24,492)
Gain on sale of investments	802	-	802	-
Interest income	6,593	2,213	27,475	25,001
Loss for the period	(101,407)	(145,765)	(400,030)	(726,990)
Deficit - Beginning of period	(22,389,835)	(20,970,188)	(22,091,212)	(20,388,963)
DEFICIT - END of the period	(22,491,242)	(21,115,953)	(22,491,242)	(21,115,953)
EARNINGS (LOSS) PER SHARE
- Basic and Diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.03)

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Interim Consolidated Statement of Cash Flows
Prepared Without Audit - Canadian Funds

	For the Three Months Ended		For the Nine Months Ended
	February 29	February 28	February 29	February 28
	2004 - $	2003 - $	2004 - $	2003 - $
CASH RESOURCES PROVIDED BY (USED IN)
Operating activities
Net income (loss) for the period	(101,407)	(145,765)	(400,030)	(726,990)
Items not affecting cash
Mineral costs written off	49,825	34,794	162,627	420,847
Write-down of investments	-	-	5,186	24,492
Gain on sale of investments	(802)		(802)
Amortization	776	1,109	2,328	3,326
	(51,608)	(109,862)	(230,691)	(278,325)
Changes in non-cash working capital	100,880	9,057	124,186	(3,918)
	49,272	(100,805)	(106,505)	(282,243)
Investing activities
Mineral property costs	(199,777)	(100,705)	(549,086)	(510,945)
Reclamation bond	(3,886)	-	(3,886)	-
Proceeds on sale of investments	1,860	-	1,860	-
Exploration Expense advance	-	-	42,218	11,300
	(201,803)	(100,705)	(508,894)	(499,645)
Financing activities
Issuance of shares for cash	18,905	-	18,905	-
Share issue costs	-	(13,025)	-	(13,025)
	18,905	(13,025)	18,905	(13,025)

Net decrease in cash	(133,626)	(214,535)	(596,494)	(794,913)
Cash position - Beginning	1,404,232	1,280,857	1,867,100	1,861,235
Cash position - Ending	1,270,606	1,066,322	1,270,606	1,066,322
Supplemental Schedule of Non-Cash Consideration
Shares issued for property	-	21,000	18,750	41,932

See Accompanying Notes

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Interim Consolidated Schedule of Mineral Property Costs - continued
Prepared Without Audit - Canadian Funds

	For the Three Months Ended		For the Nine Months Ended
	February 29	February 28	February 29	February 28
	2004 - $	2003 - $	2004 - $	2003 - $
DEFERRED EXPLORATION COSTS:
Melville, Nunavut, Canada
Airborne	28,401		125,180
Till Sampling	84,291		92,746
General	1,000	223	1,000	223
Domain, Manitoba, Canada
Supervision and labour	11,697	-	36,682	-
Helicopter and transportation	4,879	-	13,271	-
Maps, supplies, and general	5,925	-	8,209	-
Amarok, Nunavut, Canada
Airborne geophysics and transportation	-	-	-	101,461
Supervision and labour	-	4,595	-	61,894
Expediting, assays and general	-	765	-	23,606
Permits and fees	-	(12,548)	-	(12,548)
Fox, Nunavut, Canada
Transportation, airborne, & labour	-	2,141	-	35,295
Expediting, general and assays	-	-	-	16,868
Black Hills, Nevada, USA
Permits and fees	-	-	-	6,952
Supervision and labour	-	-	5,324	3,024
Assays	-	-	1,109	-
Trend, Nevada, USA
Outside consulting and general	-	-	8,156	-
Supervision and labour	1,008	-	5,502	-
Hannah, Nevada, USA
Permits, labour and general	-	4,777	-	11,587
CC Claims, Nevada, USA
Labour and general	-	7,859	2,078	31,025
Pasco Canyon, Nevada, USA
Supervision and labour	4,263	-	12,240	-
Ground magnetic survey	3,682	-	8,266	-
South Voisey Bay, Labrador, Canada
Field and general	-	-	827	637
Magma, Argentina
Property maintenance	3,350	-	4,358	-
S. America, properties not acquired
Supervision and labour	16,816	2,547	27,040	3,179
Field and general	3,153	-	3,761	-
U.S.A., properties not acquired
Labour	11,001	19,373	37,296	68,957
Field and general	6,193	(515)	29,277	27,314
Canada, properties not acquired
Field, travel and general	1,770	8,991	5,199	21,913
Labour and consulting	10,891	11,587	35,039	14,946
Cost for the period	198,320	49,795	462,560	416,333
Balance - Beginning of period	222,838	689,096	59,766	679,351
Write-off of costs	(49,825)	(34,794)	(150,993)	(391,587)
Balance - Deferred Exploration	371,333	704,097	371,333	704,097

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Interim Consolidated Schedule of Mineral Property Costs - continued
Prepared Without Audit - Canadian Funds
	For the Three Months Ended		For the Six Months Ended
	February 29	February 28	February 29	February 28
	2004 - $	2003 - $	2004 - $	2003 - $
Deferred Acquisition Costs
Domain, Manitoba, Canada
Claim staking	110	-	7,574	-
Melville, Nunavut, Canada
Shares issued	-	21,000	-	21,000
Claims - cash acquisition	-	50,000	-	50,000
Fees	-	-	4,128	-
Pasco Canyon, Nevada, USA
Shares issued	-	-	14,250	-
Cash option payment	-	-	6,850	-
Holding costs	1,346	-	4,260	-
Black Hills, Nevada, USA
Claim filing	-	-	5,383	-
Cash option payment	-		4,230	9,307
Shares issued	-		4,500	5,131
Trend, Nevada, USA
Claim staking	-	-	47,051	-
Cash payment	-	-	7,050	-
Hannah, Nevada, USA
Shares issued	-	-	-	1,869
Cash payments	-	-	-	3,164
CC Claims, Nevada, USA
Share issued				9,932
Cash payments	-	910	-	29,629
Fox, Nunavut, Canada
Claim staking	-	-	-	1,104
Shares issued	-	-	-	4,000
Amarok, Nunavut, Canada
Claim staking	-	-	-	1,408
Cost for the period	1,456	71,910	105,276	136,544
Balance - Beginning of period	202,572	121,773	110,386	86,399
Write-off of costs	-	-	(11,634)	(29,260)
Balance - Deferred Acquisition	204,028	193,683	204,028	193,683

BALANCE OF MINERAL PROPERTY COSTS
Consists of:
Deferred Exploration	371,333	704,097
Deferred Acquisition	204,028	193,683
	575,361	897,780

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

1.  Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of application as at the most recent annual financial statements.

2.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value February 29, 2004	Carrying Value May 31 2003
Coal Creek Energy Inc.	1,391	minimal	$-	$278
Epicentrix Technologies	175,882	minimal	1	5,187
Maximus Ventures Ltd.	3,000	minimal	-	780
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	1,200
SVB Nickel Company Ltd.	837,119	6.56%	104,806	104,806
			$109,507	$115,751

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at February 29, 2004 represent current market values as determined by management.

Playfair Mining Ltd. and the company have two directors in common.

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	February 29, 2004	May 31, 2003
Canada
Melville, Nunavut	$75,128	$237,974	$313,102	$90,045
Domain, Manitoba	7,574	58,162	65,736	-

U.S.A. - Nevada
Black Hills	31,653	7,812	39,465	20,019
Trend	54,100	13,658	67,758	-
Pasco Canyon	25,360	20,506	45,866	-
Hannah			-	16,619
Jenny			-	4,394

South America - Argentina
Magma	10,213	33,221	43,434	39,076

	$204,028	$371,333	$575,361	$170,153

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs  (cont'd.)

a)

Melville Project

Effective 31 December 2002, the Company and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Diamond Corp. ("Stornoway") and Hunter Exploration Group ("Hunter") (together the "Optionors").  The Fury, Sarcpa and Gem are collectively referred to herein as the Melville Project.  The Company has a director and an officer in common with Stornoway. Hunter is an unincorporated joint venture, which is at arm's length to the Company.

Pursuant to the Option, the Company and Navigator funded in equal amounts the acquisition costs of the Melville Project prospecting permits. The Company issued 100,000 units to Hunter on February 27, 2003 at a deemed price of $0.21 per unit. Hunter exercised warrants to purchase 99,500 additional shares at $0.19 per share. The remaining 500 warrants expired without exercise on February 11, 2004.

The Optionees will exercise the Option in full by incurring $1,000,000 in exploration expenditures. During the Option period the Optionees must maintain the exploration permits in good standing.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production.  The Company and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, the Melville Project is subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.

b)

Domain, Manitoba

The Company acquired, by application, a 14,350-hectare mineral exploration licence in northern Manitoba.

c)  Black Hills Claims

By letter agreement dated August 6, 2002, effective September 5, 2002, and as amended July 30, 2003, the Company obtained the right to acquire a gold property in Churchill County, Nevada, U.S.A, known as Black Hills. During the current year-to-date period the Company returned the Hannah and Jenny claims to the vendor and amended the Black Hills option agreement accordingly. The accumulated mineral property costs on the Hannah and Jenny claims have been written off.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs (cont'd.)

At its option, the Company can earn its interest in Black Hills by completing the following:

Date	Cash Payments (U.S. $)	Share Issuances
Within 10 days of 5 September 2002 (paid)	$5,000	-
Within 30 days of 5 September 2002 (issued)	-	25,000
September 5, 2003 (cash paid; shares issued)	3,000	30,000
September 5, 2004	20,000	50,000
September 5, 2005	37,500	75,000
September 5, 2006	60,000	125,000
	$125,500	305,000

The property is subject to a 2% NSR which can be reduced to 1% by paying U.S. $1,000,000.

The Company paid a finder's fee of U.S. $2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of U.S.$200,000.

d)

Trend

By letter agreement dated July 7, 2003, the Company acquired a block of mineral claims in north central Nevada from Trend Resources LLC.  Under the terms of the agreement, the Company will pay Trend U.S.$5,000 (paid August 2003) and issue 25,000 common shares, subject to regulatory approval.  In addition, the Company will pay Trend Resources 5% of actual field expenditures, up to a maximum of U.S.$250,000.  The Trend Property is subject to a 1% Net Smelter Royalty which the Company can reduced to 0.50% for U.S.$3 million.

A proposed finder's fee was not acceptable to the TSX Venture Exchange. The Company and the finder are negotiating revised terms.

e)

Pasco Canyon

The Company entered into an option agreement on June 10, 2003 with AuEx, L.L.C. whereby the Company can acquire up to a 70% interest in the Pasco Canyon Project in Nye County, Nevada.  The Company may acquire an initial 51% interest over a five year period by making cash payments totalling U.S.$500,000 ($5,000 paid), issuing 750,000 common shares (75,000 shares issued) and by completing U.S.$500,000 in exploration expenditures.  The Company can increase its interest to 70% by taking the project to the feasibility stage and expending U.S.$2 million in exploration.  The Company must spend U.S.$15,000 to complete the first year work commitment under the terms of the agreement.

f)

Magma

The Company staked 2 concessions in 1999 covering 5,000 hectares in Chubut Province, Argentina.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

4.

Capital Assets

Mining equipment:

	February 29, 2004	May 31, 2003
Cost	$ 117,080	$ 117,080
Accumulated Amortization	109,060	106,734
	$ 8,020	$ 10,346

5.

Share Capital

a)

Authorized: 100,000,000 common shares without par value

b)

Issued and Fully Paid:

	Shares	Amount
Balance - May 31, 2002	25,676,978	$23,168,412
Issuance of shares for property	225,000	34,500
Issuance of shares for finders' fees	57,767	7,432
Issuance of shares for cash	6,950,000	1,251,000
Share issuance costs		(156,909)
Balance - May 31, 2003	32,909,745	$24,304,435
Issuance of shares for property	105,000	18,750
Issuance of shares for cash - warrant exercises	99,500	18,905
Balance - February 29, 2004	33,114,245	$24,342,090

During the current year-to-date period, the Company issued 75,000 common shares at a value of $0.19 per share and 30,000 common shares at a value of $0.15 per share pursuant to mineral property option agreements.

c)

There are no escrow or pooling arrangements with respect to the Company's shares.

d)

Stock Option Plan

The Company has adopted a stock option plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the issued and outstanding shares being reserved to any one person on a yearly basis.

The following options were granted during the current period:

Date	Number	Name, if insider	Exercise Price	Expiry
8 January 2004	135,000	Employees	$0.19	8 Jan. 2009

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

5.

Share Capital (cont'd.)

The fair value of stock options used to calculate compensation expense for insiders and employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions as at February 29, 2004:

Risk-free interest rate	3.93%
Expected dividend yield	Nil
Expected stock price volatility	77%
Expected option life in years	5 years

The proforma effect on net loss and loss per share for the period ended 29 February 2004 of the actual results had the Company accounted for the stock options granted to insiders and employees using the fair value method is as follows:

Net loss for the nine months ended 29 February 2004
Reported	$
Proforma	$(400,030)
Basic and diluted loss per share	$ (416,600)
Reported	($0.01)
Proforma	($0.01)

e)

 Description of options, warrants and convertible securities outstanding:

Stock Options:
Shares	Type	Exercise Price	Expiry Date
525,000	Insiders	$ 0.15	11 April 2004 (1)
5,000	Employee	$ 0.15	11 April 2004 (2)
1,325,000	Insiders	$ 0.15	17 February 2008
140,000	Employees	$ 0.15	17 February 2008
135,000	Employees	$ 0.19	8 January 2009
2,130,000

Warrants:
Shares	Exercise Price	Expiry Date
1,042,500	$ 0.20	3 April 2004 (3)
3,475,000	$ 0.27	3 April 2004 (4)
4,517,500

Notes:

(1)  115,000 shares were purchased on exercise of an option for proceeds of $ 17,250; options to purchase up to 410,000 shares expired without exercise.

(2)

option expired without exercise

(3)

79,000 warrants were exercised; balance expired without exercise

(4)

Expired without exercise.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

5.

Share Capital (cont'd.)

f)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to be spent on specific Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred to May 31, 2003	52,813
Flow-through funds on hand at May 31, 2003	$ 947,987
Expenditures incurred to February 29, 2004	311,561
Flow-through funds on hand at February 29, 2004	$ 636,426

6.

Related Party Transactions

Pursuant to a Management Service Agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, investor relations costs at specified charge out rates. Investor relations activities carried out by the in-house staff of Northair consist of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Miscellaneous charges, such as postage, are recovered on the basis of actual usage. Administrative services fees of $120,000 (February 28, 2003 - $135,000) were paid to Northair during the current year to date period.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

7.

Income Taxes

As at the year ended May 31, 2003, the Company has approximately $14,200,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $996,500 at May 31, 2003, which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2004	$170,000
2007	170,000
2008	229,000
2010	427,500
$996,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

8.

Segmented Information

Details on a geographical basis are as follows:

February 29, 2004	Canada	U.S,A.	South America	Total
Assets	1,775,025	173,812	43,434	1,992,271
Capital Expenditures	329,855	187,958	35,159	552,972
Loss	278,468	90,761	30,801	400,030

February 28, 2003	Canada	U.S,A.	South America	Total
Assets	1,957,666	111,619	35,351	2,104,636
Capital Expenditures	304,871	191,595	3,179	499,645
Loss	627,540	96,271	3,179	726,990

9.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

10.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under U.S. GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

10.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont'd.)

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

c)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company's business affairs and raised financing sufficient to fund the Company's business plan.

d)

Until 1 June 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method.  The Company has elected to continue to measure compensation cost for employees under Accounting Principles Board ("APB") Opinion No. 25, including interpretations provided in Interpretation ("FIN") No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

The effects of the differences in accounting principles on the results of operations, capitalized mineral property costs, loss per share and deficit are set out below.

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from Feb 25, 1995 to Feb. 29 2004	9 mos. Ended February 29, 2004	9 mos. Ended February 28, 2003	Year Ended May 31, 2003
Loss for the period - Cdn basis	$(18,560,938)	$(400,030)	$(726,990)	$(1,702,249)
Write-off of mineral properties	(575,361)	(405,208)	(132,030)	595,597
Stock compensation expense	(1,981,875)	-	-	-
Loss for the period - U.S. basis	$(21,118,174)	$(805,238)	$(859,020)	$(1,106,652)
Loss per share for the period - U.S. basis		$(0.03)	$(0.04)	$(0.04)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
February 29, 2004
Prepared Without Audit - Canadian Funds

10.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont'd.)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from Feb 25, 1995 to Feb. 29, 2004	As at February 29, 2004	As at February 28, 2003	Year Ended May 31, 2003
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,560,938)	(18,560,938)	(17,185,649)	(18,160,908)
Write-off of mineral properties	(575,361)	(575,361)	(897,780)	(170,153)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(21,118,174)	(21,118,174)	(20,065,304)	(20,312,936)
Deficit - U.S. basis	$(25,048,478)	$(25,048,478)	$(23,995,608)	$(24,243,240)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares		Deficit Prior to Exploration	Deficit Accumulated During Exploration	Other Comprehensive
	Number	Amount	Stage	Stage	Income	Total
Shareholders' equity as at May 31, 2003 - Cdn basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$-	$2,213,223
Write-off of mineral properties	-	-	-	(170,153)	-	(170,153)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders' equity as at May 31, 2003 - U.S. basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$-	$2,043,070
Shareholders' equity as at February 28, 2003 - Cdn basis	25,959,745	$23,197,319	$(3,930,304)	$(17,185,649)	$-	$2,081,366
Write-off of mineral properties	-	-	-	(897,780)	-	(897,780)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale					104,806	104,806
Shareholders' equity as at Feb. 28, 2003 - U.S. basis	25,859,745	$25,179,194	$(3,930,304)	$(20,065,304)	$104,806	$1,288,392
Shareholders' equity as at Feb. 29, 2004 - Cdn basis	33,014,745	$24,342,090	$(3,930,304)	$(18,560,938)	$-	$1,850,848
Write-off of mineral properties	-	-	-	(575,361)	-	((575,361)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	4,466	4,466
Shareholders' equity as at Feb. 29, 2004 - U.S. basis	33,014,745	$26,323,965	$(3,930,304)	$(21,118,174)	$4,466	$1,279,953

SCHEDULE B: SUPPLEMENTAL INFORMATION

1.  Analysis of Expenses and Deferred Costs

Refer to Schedule A - Consolidated Financial Statements. The Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Consolidated Schedule of Mineral Property Costs and Note 3 to the Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 to the Consolidated Financial Statements.

3.  Summary of Securities Issued and Options Granted During the Year-to-Date Period

Refer to Note 5 to the Consolidated Financial Statements.

4. Summary of Securities as at February 29, 2004

Refer to Note 5 to the Consolidated Financial Statements.

5.  Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary; Alfred Kwong, Controller.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

General

NDT Ventures Ltd. (TSXV:NDE; OTCBB:NDTVF), a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

NDT Projects in Nevada, USA

The Company's Pasco Canyon Project is an upper level, volcanic hosted epithermal gold system that is currently at a very early stage of exploration. During this quarter, fieldwork on the project included a continued surface evaluation and the completion of a ground magnetic survey over the property. A first phase drill program commenced in early April 2004. The objective of the drilling is to test range front, geological feeder structures and penetrate the lower levels of the mineralizing system.

At the Black Hills Project, exploration has been prioritized on a large zone of skarn mineralization that outcrops locally through cover on the eastern flanks of the mountain range. Mineralization consists of gold values associated with calc-silicate alteration formed in calcareous sediments on the contact of a granodiorite intrusive. The Company is currently looking for a joint venture partner to continue exploration.

The Company's Trend Project, consists of 137 mining claims abutting the southern end of Placer Dome/Kennecott's Cortez Joint Venture (Cortez JV) that is host to multiple gold deposits with reserves and resources totalling over 18 million ounces. The newly discovered Cortez Hills deposit, with a predicted gold resource exceeding eight million ounces, is located eight kilometers north of the Trend Project and another potentially important discovery, called ET Blue, lies six kilometers to the northeast. District geology data recently released by the Cortez JV supports the Company's belief that Trend lies on a structural trend with Cortez Hills and other deposits to the north and south. A significant enzyme leach soil anomaly suggesting underlying gold mineralization occurs on the Company's claims along this lineation. The Company is currently discussing joint venture opportunities at Trend with other companies.

NDT Projects in Canada

In Nunavut Territory, the Company and Navigator Exploration Corp. have completed the 2003 field program on the Melville Diamond Project and initial results are anticipated shortly. During the 2003 field season a total of 245 surficial sediment (tills and streams) samples were obtained from the three properties with 32 taken from Gem, 107 from Sarcpa and 106 from Fury. Approximately 19,500 line kilometers of high resolution aeromagnetic data was also obtained over seven survey blocks within the Fury permits. Plans for further exploration of the properties will be developed once all results of the 2003 program are received, compiled and interpreted.

In Labrador, NDT holds a 6.55% interest in SVB Nickel Company Ltd. In 2002, Falconbridge completed significant work on South Voisey Bay Project with results being sufficiently encouraging that they continued their exploration into 2003. This work identified nine conductive trends, which were subject to geophysical follow-up to select targets for diamond drilling. Subsequent to target prioritization, a total of three holes, totalling 1,275 metres, were drilled in the north Gabbro. In general, drilling identified thicknesses of magmatic sulphides of sufficient conductance to explain the surface EM anomalies. The Company awaits Falconbridge's decision for 2004. Additionally, to the north of the SVB Nickel claims, NDT will continue to maintain its strategic land position in the Voisey's Bay District and monitor progress on Inco's developing Voisey Bay Project.

In northern Manitoba, the Company continued its planning for a winter exploration program on its Domain Project. The project covers a portion of a large greenstone belt that hosts gold bearing banded iron formations. Domain is situated approximately 120 kilometres southeast of Thompson and saw limited exploration work in the 1960's and 1980's as part of regional grass roots programs. This included air and ground magnetic and EM surveys that culminated in some preliminary target drilling.

In the third quarter, the Company commenced a program of geophysical surveying on the Domain Project. Ground magnetic and horizontal loop electromagnetic surveying will be completed over a 4.5 km segment of a regional magnetic trend previously shown in drill core to host multiple bands of gold bearing iron formation. The survey will be used to prioritize drill targets in the known areas of mineralization and also better prioritize unexplored areas known to have permissive geology.

In South America, the Company continues to hold its Magma Claims along the Esquel gold trend in Chubut, Argentina. The claims, totalling 5,000 hectares in two separate blocks, are situated within a much larger land position held by Meridian Gold Inc. and on trend with reported significant gold and silver resources. Meridian currently has the Esquel Project on hold pending resolution of local opposition to development, but continues to report a strong commitment to bringing the property into production. NDT will continue to hold its claims and monitor activities in the area

NDT continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its consolidated financial statements for the year ended May 31, 2003 and the notes thereto and the consolidated unaudited financial statements for the nine months ended February 29, 2004.

Results of Operations

During the current nine months, the Company sustained a loss of $400,030 or $0.01 per share, as compared to a loss of $726,990 or $0.03 per share for the same period in the 2003. The decrease in loss was due to less mineral property costs written-off (2004 - $162,627; 2003 - $420,847), a decrease in general and administrative costs (2004 - $260,494; 2003 - $306,652) and a decrease in the write-down of investments (2004 - $5,186; 2003 - $24,492).

During the current nine months, the Company wrote off mineral property costs as to $16,619 on the Hannah claims, $5,491 on the Jenny claims, $2,078 on the CC Claims (all of which have been abandoned) and outside property evaluation costs of $138,439 ($66,573 in the U.S., $41,065 in Canada and $30,801 in South America). For the same period in 2003, the Company wrote off $284,538 in costs on the abandoned Amarok property and $136,309 on outside property evaluation costs ($96,271 in the U.S., $36,859 in Canada and $3,179 in South America).

General and administrative expenses in 2004 of $260,494 were lower (by approximately $46,000) than in 2003, with reductions in almost all cost categories. The reader is referred to the Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of these expenses. Among the few increases, investor relations costs totalled $23,929 in 2004 as compared to $14,328 in 2003 largely due to greater participation in investor conferences and increased dissemination of press releases and information packages. In addition, transfer agent fees increased as a result of the change to a new transfer agent during the current year-to-date period (2004 - $6,720; 2003 - $3,464). Among the decreases, salary expenses experienced the largest reduction, from $38,065 in 2003 to $22,125 in 2004. In the prior year, the CEO spent more time on administration than on investor relations and exploration. Promotion and travel expenses also experienced decreases (from $18,216 in 2003 to $10,534 in 2004) as more of these charges were allocated to investor conference participation (included as part of investor relation activities) during the current period.

The amount charged by Northair under a management service agreement (disclosed in Note 6 to the financial statements) was $120,000, lower than the $135,000 charged in 2003.

Liquidity and Capital Resources:

During the current nine months, the Company's cash reserves decreased by $596,494 (2003 decrease - $794,913) resulting in a balance of $1,270,606 as at February 29, 2004 (balance at February 28, 2003 - $1,066,322). The Company spent $106,505 on its operating activities (2003- $282,243), $508,894 (2003 - $499,645) on investing activities including mineral property expenditures of $420,342 for deferred exploration costs and $86,526 for deferred acquisition costs. After adjusting cash and short-term investments for accounts receivable of $8,054 and accounts payable of $141,423, which included $15,336 due to Northair, the Company had net working capital of $1,137,237 as at February 29, 2004 (2003 - $1,056,235), including flow-through funds on hand of $636,426 (see Note 5 (f)).

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $109,507 (2003 - $115,896). Details of these investments are itemized in Note 2 in the consolidated financial statements in Schedule A.

Financings, Principal Purposes and Milestones

The Company completed a short form offering and raised approximately $1.2 million.

	Estimated use of proceeds from SFOD	Actual to February 29, 2004	Variance
Agents Commission	$93,825	$93,825*	-
Costs of offering	40,000	47,033*	$(7,033)
Corporate Finance Fee	16,050	16,050*	-
	$149,875	$156,908	$(7,033)
MELVILLE PROJECT:
Airborne geophysical survey	$125,000	$129,058	$(4,058)
On-site quality control	5,000	1,000	4,000
Till sample collection	110,000	116,518	(6,158)
Ground geophysical surveying	100,000	-	100,000
Drilling - stage 1	225,000	-	225,000
Drilling - stage 2	435,800	-	435,800

Total exploration expenditures	$1,000,800	$246,576	$754,224

*These items were incurred in April 2003 and were reflected in the year-end May 31, 2003 audited financial statements. The additional costs of offering related to printing, filing and legal fees.

The airborne geophysical survey costs were higher than budgeted because the kilometres surveyed increased from 18,900 to 19,500, and the cost per kilometre was higher than anticipated.

The budgeted costs were based on 220 samples. The actual till sampling costs relate to 245 till samples. The ground geophysics and drilling have not yet commenced which accounts for the favourable variance.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases and the Company competes with many other companies who have greater financial resources and experience. Mineral exploration is a speculative venture and there is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. Among many other factors, the market price of precious metals and other minerals is volatile and cannot be controlled. The recovery of the Company's investment in mineral properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined at present as they are contingent on future matters.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.

NDT VENTURES LTD.

860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545; Fax: (604) 689-5041

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

TSX Venture Exchange Inc.

Dear Sirs:

Re:

Form 51-901F Quarterly Report - NDT Ventures Ltd. (the "Issuer")

The Issuer's Form 51-901F for the 3rd quarter ended February 29, 2004 was mailed April 14, 2004 to shareholders who appear on its supplemental mail list.

Concurrently with this mailing the Issuer issued a news release in compliance with NI 54-102.

Dated at Vancouver, British Columbia, this 14th day of April 2004

NDT VENTURES LTD.

Per:

"Gail Sharp", Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 15, 2003